June 7, 2006

Mail Stop 4561

Mr. Paul M. White
Chief Financial Officer
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

Re: Orient-Express Hotels Ltd.
        Form 10-K for the year ended December 31, 2005
        Filed March 6, 2006
        File No. 1-16017

Dear Mr. White:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Steven Jacobs
                                        Accounting Branch Chief